Exhibit (18)


May 8, 1996


NYNEX Corporation
1095 Avenue of the Americas
New York, New York   10036


We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting from the "amortization" revenue recognition method to the "point of publication" method contained in NYNEX Corporation's Form 10-Q for the quarter ended March 31, 1996. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification is reasonable. Accordingly, in reliance on management's determination regarding elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in NYNEX Corporation's circumstances to the method previously applied.

We have not audited any of the financial statements of NYNEX Corporation as of any date or for any period subsequent to December 31, 1995, nor have we audited the application of the accounting change in accounting principle disclosed in Form 10-Q of NYNEX Corporation for the three months ended March 31, 1996; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.



/s/ Coopers & Lybrand L.L.P.
    Coopers & Lybrand L.L.P.